AutoNavi Holdings Limited

16/F, Section A, Focus Square, No.6, Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC 100102

October 30, 2012

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Mark Shuman, Legal Branch Chief

Matthew Crispino, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AutoNavi Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”)
Filed April 25, 2012
File No. 001-34784

Dear Mr. Krikorian, Mr. Youngwood, Mr. Shuman and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated October 18, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Liquidity and Capital Resources, page 71

1.	We note your response to prior comment 1. Please consider disclosing the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE.

The Company confirms that it will include the following disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in its future Form 20-F filings:

As of December 31, 20XX, our PRC subsidiaries had cash, cash equivalents and short-term investments in an aggregate amount of US$[X] (December 31, 2011: US$43.8 million), and our consolidated variable interest entities had cash, cash equivalents and short-term investments in an aggregate amount of US$[X] (December 31, 2011: US$58.6 million).

Consolidated Financial Statements

Note 21. Statutory Reserves, page F-41

2.	We note your response to prior comment 2. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X.

The Company advises the Staff that it disclosed the amount of net income restricted under the requirement of statutory reserves for each of the three years in the period ended December 31, 2011 in “Note 21. Statutory Reserves” on page F-41 in accordance with Rule 4-08(e)(1) of Regulation S-X. In addition, the Company disclosed that under PRC laws and regulations, the amounts of statutory reserve would be restricted from being distributed as dividends under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” on page 74 of the 2011 20-F.

In response to the Staff’s comment, the Company will further clarify the disclosure under “Note 21. Statutory Reserves” in its future Form 20-F filings as follows:

In accordance with the relevant PRC laws and regulations, the Group’s entities in the PRC (mainland) are required to provide for certain statutory reserves, which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s entities in the PRC (mainland) are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s entities in the PRC (mainland). The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

The appropriation to these reserves by the Group’s entities in the PRC (mainland) were $XXX, $XXX and $XXX, which represent the amounts of net income restricted from being distributed as dividends, for the years ended December 31, 201X, 201X and 201X, respectively.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 10 8410-7095 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Catherine Qin Zhang
Catherine Qin Zhang
Chief Financial Officer

cc:	Congwu Cheng, Director and Chief Executive Officer, AutoNavi Holdings Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Elsie Zhou, Partner, Deloitte Touche Tohmatsu CPA Ltd.

3